Williams Creek Exploration

82-3146

03045382

WILLIAMS CREEK EXPLORATION LIMITED

1202-1022 Nelson Street Vancouver, BC V6E 4S7 Tel: 604-662-4480 Fax: 604-685-0553

NEWS RELEASE December 3, 2003
Trading Symbol: WCX TSX-V

Drilling Completed at the Westport Gold Project Barkerville, B.C.

The company is pleased to announce that an exploration drill program has been completed on the company's historic Westport gold project located near Barkerville, British Columbia. The program consisted of five diamond drill holes totalling 1007.1 meters. A quality control program was put in place which included the insertion of blanks, standards and duplicates into the sample stream. Analyses were carried out by ALS Chemex Labs of North Vancouver. Vin Campbell, Ph.D., P.Geo was the qualified person on the project under the meaning of National Instrument 43-101.

The holes were designed to test geophysical anomalies that were generated by an induced polarisation (IP) geophysics program carried out by the company earlier this year. The anomalies were high chargeability and low resistivity features that were interpreted to represent elevated concentrations of sulphides. High sulphide contents are associated with gold mineralization in the recently discovered Bonanza Ledge deposit, which is located on ground immediately adjacent to the company's property holdings. The most significant IP anomaly is situated along the projected strike, and to the southeast, of the Bonanza Ledge and spatially associated BC Vein, which produced some of the first gold-quartz ore in the district.

The Westport project consists of 28 crown granted claims wholly owned by the company that straddle two of the most productive alluvial gold streams of the Barkerville gold camp, Williams Creek and Stouts Gulch. The company's holdings also include the Black Jack claim where some of the earliest lode gold mining was carried out in the Province of British Columbia. The property directly adjoins that of International Wayside Gold Mines Ltd. (Wayside) who announced in 2000 the discovery of high-grade gold Bonanza Ledge deposit hosted in a new geologic setting from that of previously recognised to host gold mineralization in the area.

Drilling Results

The following table lists the significant intersections from the drill program:

Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Gold (oz/t)	Recovery	Description
DDH-03-01	71.60	74.30	2.70	1.80	0.05	75%	pyritized argillite
Including	72.80	73.70	0.90	1.21	0.04	22%	fine grained massive pyrite
DDH-03-01	80.90	82.10	1.20	156.30	4.56	100%	pyritized argillite and quartz vein
Including	80.90	81.30	0.40	468.00*	13.65	100%	quartz vein
DDH-03-01	111.90	119.00	7.10	3.13	0.09	100%	pyritized argillite and quartz vein
Including	116.60	117.15	0.55	33.80	0.99	100%	quartz vein
DDH-03-02	203.90	204.50	0.60	3.51	0.10	80%	argillite with abundant coarse pyrite
Including	203.90	204.10	0.20	10.05	0.29	80%	argillite with abundant coarse pyrite

*A metallics check assay carried out on this sample interval returned 660 g/t (19.25 oz/t) gold

Table 1: Significant Intersections of 2003 Drill Program

dlw 1/6

All five drill holes encountered significant amounts of pyrite, confirming the source of the geophysical anomalies. Correlating the geologic logs of the drill holes with the assay data has revealed that gold is associated with only certain varieties of pyrite, namely pyrite in quartz veins and zones of fine grained massive pyrite. Volumetrically, the dominant forms of pyrite are interpreted not to be associated with the genesis of gold mineralization, however. This understanding suggests that the drill holes, which were designed to test the geophysical anomaly, may not have been oriented in the best way to intersect gold mineralization.

Holes DDH-03-03 and 05 were drilled from south to north, more or less down dip, subparallel to the compositional layering. Both of these holes reached their high chargeability, low resistivity geophysical targets which are associated with faulted, very pyritic and graphitic argillaceous rocks with insignificant gold values, however they were poorly oriented to cross these same geologic units that are considered prospective for gold mineralisation. Holes DDH-03-01, 02 and 04 were drilled from north to south, oriented almost perpendicular to the compositional layering. All of these holes intersected pyritic quartz veins of up to 1.5m in width. One quartz vein (DDH-03-01, 80.9 to 81.3m) contained visible gold. The assay from this 0.4 metre section returned a value of 468 g/t (13.65 oz/t) gold. A metallics assay of this same section returned 660 ppm (19.25 oz/t) gold. Hole DDH-03-01 is located closest to the boundary of the property with the holdings of Wayside and intersected a 0.90 meter section of massive pyrite which returned 1.21 g/t gold. This intersection is considered significant as it closely resembles the style of mineralization which constitutes the Bonanza Ledge discovery. As a result of the friable nature of the pyrite there was about 20% recovery over this intersection. Hole DDH-03-02 was located roughly 400 meters to the southeast from hole DDH-03-01.

Holes 01 and 02 were drilled very close to historic trenching carried out on the property in 1995. The trenching encountered significant gold mineralization hosted in a similar geologic setting to that of the Bonanza Ledge discovery. The results are tabulated below:

Trench	Sample Length (m)	Gold (g/t)	Gold (oz/t)
WC95-01	1.4	23.4	0.68
WC95-03	1.8	23.7	0.69
WC95-03	7.7	12.0	0.35
WC95-03	3.3	15.4	0.45
WC95-3N	1.2	21.8	0.63
WC95-3N	1.8	17.1	0.50

Table 2: Results of 1995 Trenching Program

The company will use the geologic information from the drill program to update the geologic database on the property, including the results of this past trenching, in order to better plan a program to follow up the results of the drilling.

Future Plans

Williams Creek Explorations Ltd. has held the Westport property since its purchase in 1946. In light of the new Bonanza Ledge discovery by International Wayside on ground immediately joining the property, and subsequent to a review of the past work on the property, management is excited by the potential of the property to host a significant gold deposit. The drill results reported today confirm the presence of significant gold mineralization in this area of the property. The data will be examined by the management and the geologic team to better understand the setting of the mineralization intersected in order to design a program to follow up the results of this work.

ON BEHALF OF THE BOARD OF DIRECTORS
"Morgan Poliquin"

Morgan Poliquin, M.Sc., P.Eng.
Director